Filed under Rule 433
File Nos. 333-133943 and 333-133943-02

July 26, 2006

CAPITAL ONE CAPITAL III

$650,000,000

7.686% CAPITAL SECURITIES

Issuer:	Capital One Capital III (the “Trust”), a Delaware statutory trust, the sole asset of which will be junior subordinated debt securities issued by Capital One Financial Corporation (“Capital One”). Capital One will own all common securities of the Trust.

Guarantor:	Capital One Financial Corporation

Securities:	7.686% Capital Securities

Legal Format:	SEC Registered

Amount:	$650,000,000

Liquidation Amount:	$1,000 per capital security

Coupon:	7.686% until Scheduled Maturity Date

CUSIP/ISIN:	14042BAA4 / US14042BAA44

Ratings:	Moody’s Investors Service: Baa3 Standard & Poor’s: BB+ Fitch: BBB-

Settlement Date:	August 1, 2006 (T+4)

Scheduled Maturity Date:	August 15, 2036

Final Repayment Date:	August 1, 2066

Interest Payment Dates:	Paid semi-annually on each February 15 and August 15, commencing February 15, 2007, until Scheduled Maturity Date

Reference Treasury Benchmark Yield:	5.186% (5.375% due February 15, 2031)

Spread to Benchmark Treasury:	250 basis points (2.50%)

Day Count Convention:	30/360, until Scheduled Maturity Date

Interest Rate after Scheduled Maturity Date:	One-month LIBOR plus 2.95% payable the 15th day of each calendar month based on Actual/360

Redemption at Par:	Anytime after Scheduled Maturity Date

Make-Whole prior to Scheduled Maturity Date:	Discounted present value of Treasury plus 37.5 basis points

Redemption for Tax Event:	Greater of par and discounted present value of Treasury plus 75 basis points.

Deferral Provision:	The Trust will defer payments on the 7.686% Capital Securities for up to 10 years if Capital One defers payments on the underlying junior subordinated debt securities. Payments cannot be deferred beyond the maturity date of the junior subordinated debt securities on August 1, 2066. Any deferred payments will accrue additional interest at the then applicable rate, compounded on each interest payment date.

Replacement Capital Covenant:	A replacement capital covenant will apply until August 1, 2056. The dates referred to in the prospectus supplement on which the “applicable percentage” and the types of securities that constitute “qualifying capital securities” (as therein defined) will change are August 1, 2016 and August 1, 2036.

Public Offering Price:	$999.94

Underwriting Commissions:	$8,125,000

Denominations:	$1,000

Use of Proceeds:	To finance in part the acquisition of North Fork Bancorporation, Inc. and for general corporate purposes.

Sole Structuring Advisor and Joint Bookrunner:	J.P. Morgan Securities Inc.

Joint Bookrunners:	Citigroup Global Markets Inc. and Lehman Brothers Inc.

Co-Managers:	Banc of America Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc. and Wachovia Capital Markets, LLC

Allocation:	Liquidation Amount
J.P. Morgan Securities Inc.	$ 162,500,000
Citigroup Global Markets Inc.	$ 162,500,000
Lehman Brothers Inc.	$ 162,500,000
Banc of America Securities LLC	$ 40,625,000
Barclays Capital Inc.	$ 40,625,000
Deutsche Bank Securities Inc.	$ 40,625,000
Wachovia Capital Markets, LLC	$ 40,625,000
Total	$ 650,000,000

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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